Exhibit 99.1

Media Release

IMV and Centre de Recherche du CHU de Québec-Université Laval Collaboration
Awarded a CQDM Grant to Develop First-in-class Dual Target T cell Therapy in Bladder
Cancer Based on IMV’s DPX Technology

Quebec City, Quebec, March 18, 2019 – IMV Inc. (IMV) (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that Canadian bioresearch consortium CQDM has awarded a grant to a collaboration among IMV, Centre de recherche du CHU de Québec-Université Laval, and La Fondation du CHU de Québec (FCHUQc).

Under the leadership of Yves Fradet, M.D., professor of surgery and researcher in cancer immunotherapy, and his team, in collaboration with IMV’s team , this project will receive a grant of up to CAN$1.2M from CQDM and CAN$300,000 from the FCHUQc, to develop a novel dual target T cell therapy for an initial clinical application in bladder cancer.

The work will target immunogenic peptides identified by Dr Fradet’s team from the MAGE protein family member A9 (MAGE-A9). This protein is frequently expressed in various human cancers including bladder, lung, and kidney.i These peptides will be combined with selected immunogenic peptides from the survivin protein composing the DPX-Survivac T cell drug candidate.

The researchers believe that MAGE-A9 and survivin peptides presented on the surface of cancer cells can be used to program T cells to destroy tumors and may represent ideal targets for anti-cancer T cell immunotherapies. The collaborators will combine these peptides with IMV’s proprietary DPX technology to develop a first-in-class dual target T cell therapy (DPX-SurMAGE).

“We believe that DPX is a truly disruptive technology that enables us to program T cells in vivo in a novel way, and we are grateful that CQDM and its funding partner the Quebec Ministry of Economy and Innovation, along with the FCHUQc, are willing to support this highly innovative program,” said Stéphan Fiset, Vice President, Clinical Research at IMV. “Our goal remains to expand the range of patients able to benefit from T cell immunotherapies. This program provides an opportunity for us to collaborate with Dr. Fradet’s team and other experts in the bladder cancer field to advance a potential new candidate for the many patients whose current treatment options are limited.”

DPX-SurMAGE will be initially evaluated in preclinical studies. Upon successful completion of these preclinical evaluations, researchers are aiming to test the candidate in two clinical studies in patients with:

  Muscle invasive bladder cancer combined with an anti-PD-1 and intermittent low-dose cyclophosphamide (CPA) prior to cystectomy

  Low-grade highly recurrent non muscle invasive bladder cancer combined with CPA prior to transurethral resection

“Bladder cancer remains a significant unmet medical need and we believe that a novel T cell therapy directed against two cancer targets that are expressed in the majority of bladder tumors may improve outcomes, particularly for those who are at higher risk of recurrence and progression,” said Dr. Fradet. “We are pleased to be working under the support of CQDM and the FCHUQc with our partner IMV, and its novel clinical development approach, to advance the options in this cancer, which has already shown promising response to immunotherapy. This project contributes to position the Centre de recherche du CHU de Québec-Université Laval as a leader in medical innovation.”

The project is expected to span a three-year period and will be supported by IMV, CQDM and FCHUQc. As part of the collaboration agreement, IMV holds an exclusive option to in-license intellectual property related to the program.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

About CQDM

CQDM is a biopharma-based research consortium created in 2008 with the mission to fund the development of innovative technologies to accelerate drug discovery and development. Its business model is based on a collaborative approach bringing together world-leading pharmaceutical organizations, Canadian biotech companies as well as the Canadian and Quebec governments who share the costs of the research. CQDM uses this leverage to reduce the risks inherent to early-stage biopharmaceutical research. In doing so, CQDM bridges the funding gap needed to drive innovation across the academic and private sectors, especially where early-stage research is concerned. Over the last 10 years, CQDM has benefited from the contribution of 13 industrial members: that includes Merck, Pfizer, AstraZeneca as founding members as well as Boehringer Ingelheim, Eli Lilly Canada, GlaxoSmithKline, Janssen, Novartis Pharma Canada, Roche, Sanofi Canada, Servier, Takeda and Amgen.

CQDM also received contributions from Quebec’s Ministry of Economy and Innovation (MEI) and from the Government of Canada under the Business-Led Networks of Centres of Excellence Program (BL-NCE). Since 2008, CQDM has supported the development of 64 outstanding innovative technologies totaling $68 M in funding. These R&D projects carried out by 1,200 scientists from 69 different research institutions (38 public and 31 private) across Canada, have generated numerous economic benefits for all the stakeholders of the life science ecosystem.

About CHU de Québec-Université Laval and Centre de recherche du CHU de Québec-Université Laval

Bringing together the CHUL, Hôtel-Dieu de Québec, Hôpital de l'Enfant-Jésus, Hôpital du Saint-Sacrement and Hôpital Saint-François d'Assise, the CHU de Québec-Université Laval is the most important academic health care center in Québec and one of the largest in Canada. Providing general and specialized care, but especially sub specialized, the CHU de Québec-Université Laval serves the population of eastern Québec, a pool of nearly two million people. Closely linked to Université Laval and oriented towards the future, it also has a mission of teaching, research in many fields of excellence and evaluation of technologies and modes of intervention in health. The CHU de Québec-Université Laval has more than 12,500 employees, 1,500 physicians, dentists and pharmacists, 343 regular and associate researchers, 169 affiliated researchers, as well as 850 graduate students and 425 volunteers. www.chudequebec.ca

With nearly $102 M in research fundings, the Centre de recherche du CHU de Québec-Université Laval is the largest French-language health research center in North America and ranks ninth in Canada according to Canada’s Top 40 Research Hospitals 2018. It has also been rated “Exceptional“ by the Fonds de recherche du Québec – Santé (FRQS) following its most recent evaluation, in 2018.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Contact for CQDM:

Diane Gosselin
Ph. D., MBA, ASC, President and CEO
O: (514) 766-6661 x 2191
E: dgosselin@cqdm.org

Contacts for IMV Inc:

Media:
Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163
E: andreacohen@sambrown.com

Investor Relations :
Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext :1042
M: (514) 917-9481
E: mjasmin@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
M: (415) 515-4572
E: patti.bank@westwicke.com

Contact for the Centre de recherche du CHU de Québec-Université Laval:

Kim Tardif, Communications Advisor
O: (418) 525-4387
E: Kim.tardif@crchudequebec.ulaval.ca

[i] Bergeron A., Picard V, LaRue H et al. High frequency of expression of MAGE-A4 and MAGE-A9 in High Risk Bladder Cancer. Int. J. Cancer 2009; 125:1365. doi: 10.1002/ijc.24503.